1259 NW 21st Street ▪ Pompano Beach, Florida 33069 ▪ 954-917-4114

August 18, 2011

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Imperial Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 28, 2011
File No. 1-7190

Dear Mr. Cash:

Imperial Industries, Inc. (the “Company”) is in receipt of your comment letter dated August 11, 2011 (the “Comment Letter”) with regard to the Company’s Form 10-K Annual Report for the year ended December 31, 2010 (the “Form 10-K”). This letter shall serve as the Company’s response to that Comment Letter.

Please be advised of the following:

Form 10-K for the fiscal year ended December 31, 2010

Legal Proceedings, page 11

1.           Please be advised that in future filings, the Company will disclose all information required by Item 103 of Regulation S-K.

Director Compensation, Page 50

2.           Please be advised that in future filings, the Company will ensure that it discloses the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for option awards.

3.           Please be advised that in future filings, the Company will disclose for each director by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year-end.

John Cash
Accounting Branch Chief
August 18, 2011

Please be advised that the Company understands and acknowledges that:

●           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or further comments concerning our response, please contact me.

Very truly yours,

/s/ Howard L. Ehler, Jr.

Howard L. Ehler, Jr.
Chief Operating Officer/
Principal Executive Officer/
Principal Financial Officer